Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G in respect of the common stock, par value $0.001 per share, of Priority Technology Holdings, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and   accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

EXECUTED this 24th day of January, 2025.

Trident VII, L.P.

Signature:	**/s/ Jacqueline Giammarco**
Name/Title:	**Authorized Person**
Date:	**01/24/2025**

Trident Finxera Holdings LP

Signature:	**/s/ Jacqueline Giammarco**
Name/Title:	**Authorized Person**
Date:	**01/24/2025**

Trident Finxera Holdings GP LLC

Signature:	**/s/ Jacqueline Giammarco**
Name/Title:	**Authorized Person**
Date:	**01/24/2025**

Trident Capital VII, L.P.

Signature:	**/s/ Jacqueline Giammarco**
Name/Title:	**Authorized Person**
Date:	**01/24/2025**

Stone Point Capital LLC

Signature:	**/s/ Jacqueline Giammarco**
Name/Title:	**Managing Director and Chief Compliance Officer**
Date:	**01/24/2025**